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                                  SCHEDULE 13D

                                 (RULE 13D-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 40)

                               AVATEX CORPORATION
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    05349F402
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                                 (CUSIP number)

                                STEPHEN E. JACOBS
                  WEIL, GOTSHAL & MANGES LLP, 767 FIFTH AVENUE
                    NEW YORK, NEW YORK 10153, (212) 310-8000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JUNE 1, 2000
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP No. 05349F402                                   13D                         Page 1 of 4 Pages
--------------------------------------------                        ------------------------------------------------

---------------------- ---------------------------------------------------------------------------------------------
         1             Names of Reporting Persons/I.R.S.                                       ABBEY J. BUTLER
                       Identification Nos. of Above Persons (Entities Only:)
---------------------- ---------------------------------------------------------------------------------------------
         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]
---------------------- ---------------------------------------------------------------------------------------------
         3             SEC Use Only
---------------------- ---------------------------------------------------------------------------------------------
         4             Source of Funds (See Instructions):                                                     00
---------------------- ---------------------------------------------------------------------------------------------
         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                        [ ]
---------------------- ---------------------------------------------------------------------------------------------
         6             Citizenship or Place of Organization                                         UNITED STATES
---------------------- ---------------------------------------------------------------------------------------------
                            7       Sole Voting Power:                                                 1,186,100*
  Number of           ------------ ---------------------------------------------------------------------------------
    Shares                  8       Shared Voting Power:                                                        0
 Beneficially         ------------ ---------------------------------------------------------------------------------
   Owned by                 9       Sole Dispositive Power:                                            1,186,100*
Each Reporting        ------------ ---------------------------------------------------------------------------------
 Person With               10       Shared Dispositive Power:                                                   0
---------------------- ---------------------------------------------------------------------------------------------
        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                       1,186,100*
---------------------- ---------------------------------------------------------------------------------------------
        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                    [  ]
---------------------- ---------------------------------------------------------------------------------------------
        13             Percent of Class Represented by Amount in Row (11):                                   6.0%
---------------------- ---------------------------------------------------------------------------------------------
        14             Type of Reporting Person:                                                               IN
---------------------- ---------------------------------------------------------------------------------------------

* See Item 5 of this Amendment to Schedule 13D.

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
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
CUSIP No. 05349F402                                   13D                         Page 2 of 4 Pages
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---------------------- ---------------------------------------------------------------------------------------------
         1             Names of Reporting Persons/I.R.S.                                     MELVYN J. ESTRIN
                       Identification Nos. of Above Persons (Entities Only:)
---------------------- ---------------------------------------------------------------------------------------------
         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]
---------------------- ---------------------------------------------------------------------------------------------
         3             SEC Use Only
---------------------- ---------------------------------------------------------------------------------------------
         4             Source of Funds (See Instructions):                                                     00
---------------------- ---------------------------------------------------------------------------------------------
         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                        [ ]
---------------------- ---------------------------------------------------------------------------------------------
         6             Citizenship or Place of Organization                                         UNITED STATES
---------------------- ---------------------------------------------------------------------------------------------
                             7       Sole Voting Power:                                                  321,734*
        Number of      ------------ --------------------------------------------------------------------------------
          Shares             8       Shared Voting Power:                                                       0
       Beneficially    ------------ --------------------------------------------------------------------------------
         Owned by            9       Sole Dispositive Power:                                             321,734*
      Each Reporting   ------------ --------------------------------------------------------------------------------
       Person With          10       Shared Dispositive Power:                                                  0
---------------------- ---------------------------------------------------------------------------------------------
        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                         321,734*
---------------------- ---------------------------------------------------------------------------------------------
        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                    [ ]
---------------------- ---------------------------------------------------------------------------------------------
        13             Percent of Class Represented by Amount in Row (11):                                   1.6%
---------------------- ---------------------------------------------------------------------------------------------
        14             Type of Reporting Person:                                                               IN
---------------------- ---------------------------------------------------------------------------------------------

* See Item 5 of this Amendment to Schedule 13D.

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

------------------------                              -------------------------
CUSIP No. 05349F402                     13D               Page 3 of 4 Pages
------------------------                              -------------------------

         This Amendment No. 40 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 29, 1990, as amended through the date hereof (the "Schedule 13D"), by Centaur Partners IV, Butler Equities II, L.P. ("Butler Equities"), Estrin Equities Limited Partnership, formerly named Estrin Abod Equities Limited Partnership ("Estrin Equities"), Abbey J. Butler and Melvyn J. Estrin, with respect to their ownership of Class A common stock, par value $0.01 per share ("Common Stock"), of Avatex Corporation (formerly named FoxMeyer Health Corporation, the "Company"). References herein to Common Stock shall also be deemed references to the Company's previously issued common stock, par value $5.00 per share, which was exchanged into Common Stock effective December 7, 1999. Unless otherwise indicted, all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a) The Schedule 13D was filed by the "Centaur Partners Group," which originally consisted of Centaur Partners IV, Butler Equities, Estrin Equities, Abbey J. Butler and Melvyn J. Estrin. Following the distribution of shares of Common Stock held by Centaur Partners IV, Estrin Equities and Butler Equities to their respective partners, the Centaur Partners Group now consists of, and is hereinafter defined to be, Abbey J. Butler and Melvyn J. Estrin. As of the date of this Amendment No. 40, the members of the Centaur Partners Group owned an aggregate of 1,507,834 shares of Common Stock, representing approximately 7.68% of the outstanding shares of Common Stock (based upon 19,637,960 shares outstanding as of May 23, 2000 as set forth in the Company's Annual Report for the fiscal year ended March 31, 2000). Mr. Butler owns 1,186,100 of these shares, and Mr. Estrin owns 321,734 of these shares, including 18,080 shares held in two trusts for which Mr. Estrin is a co-trustee, the beneficial ownership of which he disclaims. Mr. Butler disclaims beneficial ownership of the shares of Common Stock owned by Mr. Estrin, and Mr. Estrin disclaims beneficial ownership of the shares of Common Stock owned by Mr. Butler.

         The foregoing does not include an aggregate of 2,789,280 shares of Common Stock issuable upon the exercise of options held by Mr. Butler and Mr. Estrin, each of whom holds 1,394,640 of these options. Options to purchase 2,522,612 shares of Common Stock are currently exercisable, and the remaining options to purchase 266,668 shares will become exercisable on July 2, 2000. If all of these options were exercised, Mr. Butler would own 2,580,740 shares of Common Stock (approximately 12.27% of the outstanding shares of Common Stock as of February 10, 2000 plus the shares underlying the exercised options), and Mr. Estrin would own 1,716,374 shares of the Common Stock (approximately 8.16% of the outstanding shares of Common Stock as of February 10, 2000 plus the shares underlying the exercised options).

         Except as set forth in this item 5(a), no member of the Centaur Partners Group owns any shares of Common Stock.


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

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CUSIP No. 05349F402                     13D               Page 4 of 4 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   June 6, 2000.

                                            /s/ Abbey J. Butler
                                            --------------------------
                                            Abbey J. Butler


                                            /s/ Melvyn J. Estrin
                                            --------------------------
                                            Melvyn J. Estrin




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